

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 10, 2017

Via E-Mail
Richard P. Sandulli
c/o Metaurus Advisors LLC
510 Madison Avenue
11th Floor
New York, NY 10022

> **Re:** **Metaurus Equity Component Trust**
> **Draft Registration Statement on Form S-1**
> **Submitted June 12, 2017**
> **CIK No. 0001688487**

Dear Mr. Sandulli:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

3. To the extent you intend to use a fact sheet, please provide us with a copy for our review.

4. We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swaps. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5. We note your disclosure on page 28 describing the types of investors that may benefit from the Dividend Fund. Given the novelty of the Dividend and Ex-Dividend Funds, please supplementally explain to us how you believe the Funds will be used by investors. In explaining the investment strategies or theories that may benefit from the Funds, please specifically address the impact that the December 2027 termination dates of the Funds may have on potential investment decisions.

Registration Statement Cover Page

6. In addition to indicating your status as an emerging growth company, please also indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Prospectus Cover Page

7. We note your disclosure that the Initial Purchaser of the Funds intends to offer the shares comprising the initial baskets to the public. Please revise to clarify the factors that may impact the price at which the public may acquire these shares from the Initial Purchaser.

8. We note your disclosure on page 52 that for in-cash creations, Authorized Participants may be assessed additional variable fees in addition to the purchase transaction fee. Please revise the prospectus cover page to reference the different fees applicable to in-cash and in-kind creations.

9. Please provide a brief description of the underwriting arrangements. If you intend to offer your securities on a best efforts basis, please also state the date the offering will end. Please see Item 501(b)(8) of Regulation S-K.

Prospectus Summary

Break-Even Threshold, page 4

10. Please ensure that your narrative description and quantification of the performance required of the Funds to break-even are consistent on pages 4, 44, and 46.

Investment Objectives of the Funds, page 4

11. We note your disclosure that the Dividend Fund will seek "investment results that correspond to the Solactive Dividend Index" and that the Ex-Dividend Fund will seek "investment results that correspond to the Solactive Ex-Dividend Index." Please revise to clarify whether you expect the changes in the NAV of the Funds to track the changes in their respective indices on a daily or other basis. Please also revise to explain the impact that paying monthly cash distributions will have on the Dividend Fund's ability to track the Dividend Index. Further, please supplementally provide us with hypothetical examples of how you intend to manage the holdings of the Funds so that the NAV of the Funds will track the indices and, with respect to the Dividend Fund, make the requisite cash distributions.

12. We note your disclosure that each of the Funds will invest in S&P 500 Dividend Futures Contracts that expire from such Fund's launch date and for each year thereafter until December 2027. However, we are unable to locate quotes on the CME for an S&P 500 Dividend Futures Contract with an expiry of December 2027. Please tell us how the Funds intend to gain exposure to S&P 500 Dividend Futures Contracts out to and including the December 2027 dividends expiry.

The Ex-Dividend Fund, page 5

13. We note your disclosure on page 5 that "[t]he Solactive Ex-Dividend Index aims to represent the current value of 0.5 shares of the SPDR S&P 500 ETF." Please explain to us why the Index tracks 0.5 shares of the SPDR S&P 500 ETF. Please also expand upon your risk factor disclosure relating to the Ex-Dividend Fund on page 19 to describe any limitations on your ability to use S&P 500 Index Futures Contracts to track the current value of 0.5 shares of the SPDR S&P 500 ETF.

14. We note that you refer to the SPDR S&P 500 ETF as "SPDRS." Please consider using the ticker symbol for the SPDR S&P 500 ETF to avoid confusion about what the Solactive Ex-Dividend Index aims to represent.

Risk Factors

Risk Factors Relating to the Funds, page 11

15. We note your disclosure that "[t]hese risk factors may be amended, supplemented or superseded by risk factors contained in any periodic report…or in other reports filed with the Securities and Exchange Commission ("SEC") in the future." We note that you will not be eligible to incorporate into your prospectus future reports filed under the Exchange Act at the time of effectiveness. Please revise your disclosure to reflect that you are not eligible to incorporate into your prospectus future reports filed under the Exchange Act. Please see General Instruction VII to Form S-1.

Risk Factors Relating to the Funds

Speculative position and trading limits may reduce profitability, page 14

16. Please disclose any position limits and accountability levels applicable to the S&P 500 Dividend Futures Contracts and the S&P 500 Index Futures Contracts.

A Fund's performance may experience tracking error, page 17

17. Please revise this risk factor to discuss the impact that a tracking error may have on an investment in the Funds.

Tax Risk Factors

Tax Risk, page 22

18. We note that your shareholders will receive a Schedule K-1 which reports their allocable portion of tax items. Please include risk factor disclosure on issues investors may face because of this tax treatment.

Plan of Distribution, page 26

19. Please identify the Initial Purchaser as a statutory underwriter.

20. We note your disclosure on page 26 that the "Initial Purchaser will not act as an Authorized Participant with respect to the initial Baskets, and its activities with respect to the initial Baskets will be distinct from those of an Authorized Participant." Please revise to clarify how the Initial Purchaser's activities with respect to the initial Baskets will be distinct from those of an Authorized Participant. Please also clarify whether the Initial Purchaser intends to act as an Authorized Participant with respect to future creation baskets. Additionally, please tell us whether the Initial Purchaser is a registered broker-dealer.

Investment Objectives and Strategies of the Funds

The Dividend Fund, page 28

21. We note your disclosure on page 30 that the dividends paid or expected to be paid by constituent companies in the S&P 500 will affect the value of the Solactive Dividend Index and the Fund. Given that you will be investing in Treasury Securities as well, please disclose how changes in interest rates will affect the value of the Solactive Dividend Index and the Fund.

Term of the Dividend Fund; Distributions, page 30

22. We note that the Dividend Fund expects to pay distributions that on an annual basis, before fees and expenses, equal up to 100% of the portion of the Dividend Fund's NAV attributable to the current year's S&P 500 Dividend Futures Contracts held by the Dividend Fund. Please provide more detail regarding the factors that would cause the Dividend Fund to distribute less than 100% of the relevant portion of the Dividend Fund's NAV. Please also identify the entity responsible for making determinations relating to distributions.

The Ex-Dividend Fund, page 31

23. We note your disclosure that the Ex-Dividend Fund will invest in long positions in quarterly S&P 500 Index Futures Contracts. If applicable, please add additional disclosure on how you intend to roll these futures contracts. Please also address the impact of contango or backwardation on your ability to roll these futures contracts.

Description of the Solactive Dividend Index, page 32

24. We note your disclosure on pages 32 and 34 that all specifications and information relevant for calculating the Solactive Dividend Index and the Solactive Ex-Dividend Index can be found at http://www.solactive.de. We were unable to locate any further information regarding such indices at this website. Please provide us with such information or tell us where the information can be located. In addition, please revise your disclosure to provide a more detailed description of the indices.

Activities of the Trust and the Funds, page 36

25. We note your disclosure on page 36 that the Funds will not incur, assume, or guarantee any indebtedness for money borrowed. We also note your disclosure on page 30 that "[t]he Dividend Fund may borrow cash through the use of reverse repurchase agreements with respect to Treasury Securities or a revolving credit facility with a bank or other lender to pay the Dividend Fund's monthly distributions." Please reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

Charges

Payment of Expenses with Respect to the Funds

Organizational and Initial Offering Expenses, page 42

26. We note your disclosure on page 42 that the Sponsor will pay all registration and FINRA fees and expenses. We also note your disclosure in footnote 3 on pages 44 and 46 that

the Funds will pay fees to the SEC and FINRA to register their Shares for sale. Please revise to clarify whether the Sponsor or the Funds will pay these fees.

Other Fees and Operating Expenses, page 43

27. Please provide an estimate of the out-of-pocket costs, transaction fees, and asset-based fees that the Funds will pay to the Distributor on an annual basis.

Creations and Redemptions

Purchase and Issuance of Baskets

Portfolio Deposit, page 49

28. We note your disclosure on page 31 that the Ex-Dividend Fund intends to hold primarily Treasury Securities, long positions in quarterly S&P 500 Index Futures Contracts, and short positions in S&P 500 Dividend Futures Contracts. We also note your disclosure on page 49 that "[t]he consideration for purchase of a Basket of Shares of a Fund will generally be conducted on an in-kind basis and consist of the exchange of Deposit Instruments (comprised of futures contracts and, in addition, in the case of the Dividend Fund, Treasury Securities)…." Please clarify whether the consideration for an in-kind purchase of a Basket of Shares of the Ex-Dividend Fund would include Treasury Securities.

Conflicts of Interest, page 60

29. We note your disclosure on page 60 that the Sponsor licenses the algorithms on which the Underlying Indexes are based and that the Sponsor will earn licensing fees from Solactive. Please provide more detail concerning the licensing agreement between the Sponsor and Solactive and clarify whether the Funds will indirectly pay licensing fees to the Sponsor.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

30. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please see Item 701(d) of Regulation S-K.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: P. Georgia Bullitt, Esq.
        Willkie Farr & Gallagher LLP